Item 77M Series 3

On May 9, 2003, the Fund became the surviving fund in a merger by which it acquired all of the assets and assumed all of the liabilities of the Munder Bio(Tech)2 Fund, a series of The Munder Funds, Inc.
(MFI), in complete liquidation
of the Munder Bio(Tech)2 Fund. The transaction was completed pursuant to an Agreement and Plan of Reorganization approved by the Boards of Directors/Trustees of MFI and The Munder Framlington Funds Trust
 on February 11, 2003.  Shareholders
of the Munder Bio(Tech)2 Fund approved the Agreement and Plan of Reorganization on May 7, 2003.